Exhibit 99.1

ParaZero Reflects on a Transformative 2025: Advancing Counter-UAS Innovation Amid Surging Global Demand

Kfar Saba, Israel, Jan. 22, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today highlights the key advancements and validations that propelled its DefendAir counter-UAS platform forward in 2025. As drone threats escalated worldwide, driven by conflicts, urban security challenges, and critical infrastructure vulnerabilities, ParaZero's DefendAir platform is emerging as a key player in delivering precision interception capabilities. These retrospective highlights industry-wide trends and ParaZero's key business milestones in 2025, underscoring the company's growth and strategic positioning in a market projected to expand significantly.

Evolving Landscape of the Counter-UAS Industry in 2025

The C-UAS market experienced strong growth in 2025, fueled by the proliferation of low-cost, commercial-off-the-shelf drones used in asymmetric warfare and illicit activities. Global spending on counter-drone technologies surpassed expectations, with over $1 billion in purchases recorded in December 2025 alone, closing out a blockbuster year.Key trends included:

●	Layered and Modular Architectures: A shift toward integrated, multi-layered systems combining detection, identification, and neutralization for enhanced scalability and effectiveness against drone swarms.

●	Global Demand Surge: Heightened investments from governments and defense entities, particularly in North America and Europe, with strategic partnerships and contracts emphasizing reliable, non-destructive solutions. Conflicts in regions like Ukraine and the Middle East amplified the need for non-explosive technologies, such as net-based interception, to minimize collateral damage in urban settings.

These developments underscored the urgency for innovative, cost-effective, saft to use in urban enviroments C-UAS solutions, positioning companies like ParaZero at the forefront of addressing real-world threats.

ParaZero's 2025 Business Milestones: Driving DefendAir's Momentum

ParaZero achieved a remarkable progress in 2025, expanding its defense portfolio and securing key validations for DefendAir, its multi-layered, non-explosive, net-based C-UAS platform. Designed to compliy with multiple configurations, DefendAir utilizes a patented net-launching technology to neutralize hostile drones mid-air, achieving a 100% interception success rate in controlled trials.

The year's highlights included:

Month	Milestone	Details
January	Israeli Ministry of Defense (IMOD) Approval for Global Marketing	Received DECA approval to market DefendAir internationally, validating its technology for defense and security applications.
July	Successful Field Trial of New Configuration	Completed trials demonstrating DefendAir's comprehensive counter-drone capabilities, integrating with existing systems for enhanced threat neutralization.
September	Joint Demonstration with Israeli Authorities	Partnered with IMOD, Chief Scientist Office, Ministry of National Security, Prison Service, and Trexmatic for a field trial of the DefendAir Stationary Turret, achieving 100% interception and showcasing 360-degree protection integrated with autonomous robotics.
October	Substantial Orders from Global Partners	Secured a major order from a Tier 1 global defense corporation for DefendAir systems, including integration and training; additional order for autonomous defense drones incorporating ParaZero’s C-UAS net-based pods.
November	European Market Expansion and Showcase	Received a significant purchase order from a leading Dutch distributor for DefendAir; showcased the platform at Milipol Paris 2025, highlighting its variants and 100% success rate against threats like FPV kamikaze drones.
December	High-Profile Live Demonstrations	Impressed German Bundesländer police leadership in an IMOD-organized demo; completed first live European demonstration for ~40 senior NATO officers, leading to follow-up discussions and potential tenders.

Complementing these, ParaZero raised approximately $5.3 million through registered direct offerings in February and August, bolstering its financial position for R&D and market expansion. While the company also advanced its DropAir precision airdrop and SafeAir parachute systems – including Phase II with IMOD and European regulatory compliances – DefendAir's milestones solidified ParaZero's role in the burgeoning C-UAS space.

"2025 was a breakthrough year for ParaZero, as we transitioned from development to deployment in real-world defense scenarios," said Ariel Alon, CEO of ParaZero. "DefendAir's proven effectiveness against evolving drone threats has attracted global interest, positioning us for potential growth in 2026 and beyond."

Looking ahead, ParaZero anticipates potential further integrations, additional orders, and expanded partnerships, including its recent entry into the European market via a reseller agreement.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

About Lella Kentonis

Lella Kentonis Investment Co. Limited, is based in Strovolos, Nicosia, Cyprus. Founded in 1994 and specializes in the distribution and supply of specialized products, including tactical and outdoor gear, lifesaving systems, climbing equipment, and related items for military, police, and professional use. The company is known for participating in governmental tenders and importing/exporting quality branded products, delivering across Cyprus while maintaining a focus on reliable partnerships with international manufacturers in niche markets like safety and adventure equipment.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how it is emerging as a key player in delivering precision interception capabilities, its potential growth and the expected growth of the C-UAS market, how the urgency for innovative, cost-effective, saft to use in urban enviroments C-UAS solutions, positions companies like ParaZero at the forefront of addressing real-world threats and how ParaZero anticipates potential further integrations, additional orders, and expanded partnerships, including its recent entry into the European market via a reseller agreement. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com